Filed by Inflection Point Acquisition Corp. VII

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Inflection Point Acquisition Corp. VII

Subject Company: Elroy Air, Inc.

Commission File No.: 001-43112

The following materials were made available in connection with the proposed business combination (the “Business Combination”) between Inflection Point Acquisition Corp. VII (“IPAC”) and Elroy Air, Inc. (“Elroy Air”).

Set forth below is a press release, published by Elroy Air on September 2, 2026:

Elroy Air Completes the First Uncrewed Autonomous Flights Under U.S. DOT and FAA’s eVTOL Integration Pilot Program (eIPP)

HOUMA, La. September 2, 2026 — Elroy Air, a U.S.-based technology developer of autonomous heavy-cargo drones for commercial logistics, defense and rapid response, today announced the completion of the first autonomous and uncrewed flights authorized under the U.S. Department of Transportation’s (USDOT) and the Federal Aviation Administration’s (FAA) eVTOL Integration Pilot Program (eIPP). This marks a historic moment on the way to nationwide commercial autonomous cargo operations.

Elroy Air’s Chaparral, an autonomous hybrid-electric VTOL aircraft capable of carrying more than 500 lbs of payload with a maximum range of up to 450 miles, conducted a week-long series of flights in Houma, Louisiana in late August. The flights were completed in partnership with LIFTOFF Louisiana and long-time partner Bristow Group, demonstrating Chaparral’s readiness for commercial service across the Gulf Coast’s energy and industrial corridors across Louisiana, Texas and Mississippi. A variety of cargo was transported during the week including packages and parcels, medical supplies, toolboxes with spare parts, food and jerry cans of water. Elroy Air was selected for the eIPP in March 2026 as part of the State of Louisiana’s application and Chaparral remains the only purpose-built, heavy-payload cargo drone in the program.

“Over the course of the week, Chaparral flew autonomously and with no pilot on board from one of the nation’s busiest airports for rotorcraft under Air Traffic Control oversight. These flights bring Chaparral closer to fulfilling our mission: moving heavy cargo autonomously, safely, and at scale for commercial operations,” said Elroy Air CEO Dr. Andrew Clare. “Through the eIPP, we’re working closely with the FAA as well as local and state officials to shape how uncrewed cargo aircraft operate in the National Airspace System. We’re grateful to Bristow Group, LIFTOFF Louisiana, and the FAA for their partnership, and to the White House, Secretary Duffy, and the USDOT for their commitment to American aviation leadership.”

The eIPP was established under President Trump’s Unleashing American Drone Dominance Executive Order to accelerate the safe integration of Advanced Air Mobility aircraft into the National Airspace System. The program brings together aircraft manufacturers, operators, state and local governments, and federal agencies, with operational data informing future aviation policy and the broader commercialization of Advanced Air Mobility across the United States.

“I witnessed Chaparral fly at Houma–Terrebonne Airport under air traffic control. It was a disciplined, safe operation—and exactly the kind of work this program is meant to produce,” said Josh Duplantis, Advanced Aeronautics Director at the Louisiana Department of Transportation and Development. “We are proud of this first week with Elroy Air and Bristow Group, and we are ready for the work still ahead under LIFTOff Louisiana.”

“This demonstration with the Louisiana Department of Transportation and Development and Elroy Air provides data to help turn these concepts from trial to deployment.” said FAA Administrator Bryan Bedford. “These test flights demonstrate how these new aircraft can expand cargo delivery options to communities nationwide and improve our logistics infrastructure.”

“Our energy and government services customers need low-risk, high-tempo options for moving critical cargo across the Gulf Coast, and that’s exactly what Chaparral delivers,” said Dave Stepanek, Bristow Executive Vice President and Chief Transformation Officer. “Louisiana is our core U.S. base of operations, and these flights bring us closer to offering our customers new ways to move freight offshore and across the region.”

While Chaparral’s eIPP flights are focused on commercial operations, its dual-use design extends to defense logistics, tactical resupply and humanitarian aid. Elroy Air’s commercial demand pipeline exceeds 1,400 aircraft, representing more than $5 billion in potential revenue from leading logistics and aviation companies. Kratos Defense & Security Solutions, the exclusive U.S. manufacturer of the Chaparral, will produce the aircraft at its expanding Sacramento, California facility, with the first production aircraft planned for late 2026.

Set forth below is an article interviewing Andrew Clare, Chief Executive Officer of Elroy Air, published by Forbes Media LLC on September 2, 2026:

Forbes

Elroy Air Completes Major Test Under Federal VTOL Program

By Ed Garsten

2 September 2026

Elroy Air Chaparral autonomous hybrid-electric vertical takeoff and landing aircraft on a test flight over Louisiana in August, 2026.

Vertical takeoff and landing cargo drone company Elroy Air has completed the first autonomous and uncrewed test flights barely five months after being chosen to participate in a federal program to promote development of so-called advanced air mobility aircraft, the company announced Wednesday.

The San Francisco-based company conducted a week-long series of flights from the Houma-Terrabonne Airport in Houma, Louisiana in late August, in cooperation with partners Bristow Group and LIFTOFF Louisiana.

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Elroy Air’s Chaparral hybrid-electric autonomous VTOL is designed to carry loads of up to 500 pounds over distances of up to 450 miles.

Payloads during the test flights weighed “at least” 150 pounds and included a variety of materials including packages and parcels, medical supplies, toolboxes with spare parts, food and jerry cans of water, according to the Elroy CEO Andrew Clare.

“We were very very pleased with the aircraft performance that we saw. It met all of our simulation models of the high humidity and the hot weather testing that we have already done before,” said Clare, in an interview. “But until you actually do it and validate your models--it was really great to see the data really correlate there, which was great.”

The federal initiative is called the Advanced Air Mobility and Electric Vertical Takeoff and Landing Integration Pilot Program, or eIPP, part of Pres. Donald Trump’s American drone dominance executive order.

Last March, several aviation companies were invited to participate in eight projects across the country designed to both test the technologies and demonstrate their capabilities.

Chosen along with Elroy Air, were Archer Aviation, Joby Aviation, Electra and BETA Technologies.

“You see how quickly we were here, up and running, and operating in a new airspace, fully integrated with air traffic control under FAA approval. So I think that’s the first feature of acceleration of the eIPP,” said Clare.

In addition, Clare credited eIPP with, enabling the Federal Aviation Administration and U.S. Department of Transportation to receive useful data from the test flights, with helping air traffic control develop rules and policies for vertical takeoff and landing aircraft and creating what he termed “pathways towards revenue-generating operations.”

“This demonstration with the Louisiana Department of Transportation and Development and Elroy Air provides data to help turn these concepts from trial to deployment.” said FAA Administrator Bryan Bedford, in a statement. “These test flights demonstrate how these new aircraft can expand cargo delivery options to communities nationwide and improve our logistics infrastructure.”

“Our energy and government services customers need low-risk, high-tempo options for moving critical cargo across the Gulf Coast, and that’s exactly what Chaparral delivers,” added Dave Stepanek, Bristow executive vice president and chief transformation officer,” in a statement.

While Elroy has focused primarily on developing Chaparral for commercial deliveries, it was developed as a dual-use aircraft designed to serve the defense industry for transporting cargo for military purposes, as well as delivering humanitarian aid, especially in locations that cannot accommodate typical runways, as Chaparral requires none.

The company says its “commercial demand pipeline” is more than 1,400 aircraft representing more than $5 billion in “potential revenue.”

Its key customers, according to Clare, are Bristow Group, which pre-ordered 100 aircraft, The Barq Group, with which Elroy Air signed a $200 million joint venture to build a manufacturing facility in Abu Dhabi, SLI Aerospace, formerly known as LCI, to purchase up to 40 aircraft with deposits placed on 20, along with the U.S. Defense Department and FedEx.

The Chaparral will be produced in the U.S. by Kratos Defense & Security Solution at its Sacramento, California facility.

The first aircraft should start rolling off the line during the fourth quarter of this year for mainly test purposes, with initial deliveries to customers in 2027, Clare said.

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Investors looking to buy shares of Elroy will soon have that opportunity as the company plans to go public on the NASDAQ through a special purpose acquisition company, or SPAC led by the management team of Inflection Point Asset Management and Cohen & Company, Inc.”

“We will be ringing the bell in Q4,” said Clare.

Set forth below is a transcript from a video, published by Elroy Air on LinkedIn on September 2, 2026:

Video Transcript

Andrew Clare: It’s been a historic week here in Houma, Louisiana. Elroy Air and our Chaparral unmanned system completed the very first set of flights that were autonomous and uncrewed under the EVITOL integration pilot program. I’d like to thank all of our partners at the White House, the Department of Transportation, the FAA, the Louisiana Department of Transportation and Development, Liftoff Louisiana, the Houma-Terrebonne Airport, and the Bristow Group for making this incredible week all come together.

Josh Saplanis: Here at Houma Terrebonne Airport, this week, we are officially launching Liftoff Louisiana, which is our EIPP project with the FAA. So the program is going to be a three year program where we’re testing all kinds of different aircraft systems. But for Elroy, we’re really excited to get into beyond visible line of sight operations in a very safe way and eventually out in supporting oil and gas infrastructure in the Gulf of America.

Joshua Alford: This is really just the beginning of what is going to come. It’s the largest heliport in the world. And what better testing ground to introduce advanced air mobility into the air space and write the playbook for the rest of the country to use.

Andrew Clare: This is Chaparral. It is our heavy payload cargo drone. We can carry up to 500 pounds of cargo in our pod. We can fly up to 450 miles, enabled by the really unique hybrid electric powertrain that simply takes gas and allows us to fly wherever we need to go. There is no pilot onboard this aircraft. It is uncrewed and it’s autonomous. It takes off vertically using our vertical propulsion system like a helicopter, and then flies like an airplane using our forward propulsion system and wing. It’s going to be used here in Houma, Louisiana, where we are today for moving critical cargo offshore and around the Gulf Coast.

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Mark Rodrigo: This week we’ve been partnering with Bristow to showcase the modular capabilities of Chaparral. We can put different types of pods on the aircraft to meet different mission needs.

David Stepanek: So I fell in love with Chaparral pretty early. When I looked at this product, I was like, this is straightforward. It’s simple. It’s lift plus cruise. It solves problems. We need to move 200 to 300 pounds of product to support the activities on a general basis. Seeing, you know, advanced aircraft with our traditional aircraft, it really solidifies our thesis that we’re going to continue to operate both types of aircraft in collaboration with each other, because they will collaborate and they will expand our opportunities.

Dave Merrill: It’s so cool to see our aircraft fly in a new place and execute a new mission that we haven’t done before. Every time we do a flight, it’s exciting and we’re just getting started.

Set forth below is a transcript from a video, published by Elroy Air on X on September 2, 2026:

Video Transcript

Andrew Clare: It’s been a historic week here in Houma, Louisiana. Elroy Air and our Chaparral unmanned system completed the very first set of flights that were autonomous and uncrewed under the EVITOL integration pilot program. I’d like to thank all of our partners at the White House, the Department of Transportation, the FAA, the Louisiana Department of Transportation and Development, Liftoff Louisiana, the Houma-Terrebonne Airport, and the Bristow Group for making this incredible week all come together.

Josh Saplanis: Here at Houma Terrebonne Airport, this week, we are officially launching Liftoff Louisiana, which is our EIPP project with the FAA. So the program is going to be a three year program where we’re testing all kinds of different aircraft systems. But for Elroy, we’re really excited to get into beyond visible line of sight operations in a very safe way and eventually out in supporting oil and gas infrastructure in the Gulf of America.

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Joshua Alford: This is really just the beginning of what is going to come. It’s the largest heliport in the world. And what better testing ground to introduce advanced air mobility into the air space and write the playbook for the rest of the country to use.

Andrew Clare: This is Chaparral. It is our heavy payload cargo drone. We can carry up to 500 pounds of cargo in our pod. We can fly up to 450 miles, enabled by the really unique hybrid electric powertrain that simply takes gas and allows us to fly wherever we need to go. There is no pilot onboard this aircraft. It is uncrewed and it’s autonomous. It takes off vertically using our vertical propulsion system like a helicopter, and then flies like an airplane using our forward propulsion system and wing. It’s going to be used here in Houma, Louisiana, where we are today for moving critical cargo offshore and around the Gulf Coast.

Mark Rodrigo: This week we’ve been partnering with Bristow to showcase the modular capabilities of Chaparral. We can put different types of pods on the aircraft to meet different mission needs.

David Stepanek: So I fell in love with Chaparral pretty early. When I looked at this product, I was like, this is straightforward. It’s simple. It’s lift plus cruise. It solves problems. We need to move 200 to 300 pounds of product to support the activities on a general basis. Seeing, you know, advanced aircraft with our traditional aircraft, it really solidifies our thesis that we’re going to continue to operate both types of aircraft in collaboration with each other, because they will collaborate and they will expand our opportunities.

Dave Merrill: It’s so cool to see our aircraft fly in a new place and execute a new mission that we haven’t done before. Every time we do a flight, it’s exciting and we’re just getting started.

Set forth below is a transcript from a video, published by Elroy Air on YouTube on September 2, 2026:

Video Transcript

Andrew Clare: It’s been a historic week here in Houma, Louisiana. Elroy Air and our Chaparral unmanned system completed the very first set of flights that were autonomous and uncrewed under the EVITOL integration pilot program. I’d like to thank all of our partners at the White House, the Department of Transportation, the FAA, the Louisiana Department of Transportation and Development, Liftoff Louisiana, the Houma-Terrebonne Airport, and the Bristow Group for making this incredible week all come together.

Josh Saplanis: Here at Houma Terrebonne Airport, this week, we are officially launching Liftoff Louisiana, which is our EIPP project with the FAA. So the program is going to be a three year program where we’re testing all kinds of different aircraft systems. But for Elroy, we’re really excited to get into beyond visible line of sight operations in a very safe way and eventually out in supporting oil and gas infrastructure in the Gulf of America.

Joshua Alford: This is really just the beginning of what is going to come. It’s the largest heliport in the world. And what better testing ground to introduce advanced air mobility into the air space and write the playbook for the rest of the country to use.

Andrew Clare: This is Chaparral. It is our heavy payload cargo drone. We can carry up to 500 pounds of cargo in our pod. We can fly up to 450 miles, enabled by the really unique hybrid electric powertrain that simply takes gas and allows us to fly wherever we need to go. There is no pilot onboard this aircraft. It is uncrewed and it’s autonomous. It takes off vertically using our vertical propulsion system like a helicopter, and then flies like an airplane using our forward propulsion system and wing. It’s going to be used here in Houma, Louisiana, where we are today for moving critical cargo offshore and around the Gulf Coast.

Mark Rodrigo: This week we’ve been partnering with Bristow to showcase the modular capabilities of Chaparral. We can put different types of pods on the aircraft to meet different mission needs.

David Stepanek: So I fell in love with Chaparral pretty early. When I looked at this product, I was like, this is straightforward. It’s simple. It’s lift plus cruise. It solves problems. We need to move 200 to 300 pounds of product to support the activities on a general basis. Seeing, you know, advanced aircraft with our traditional aircraft, it really solidifies our thesis that we’re going to continue to operate both types of aircraft in collaboration with each other, because they will collaborate and they will expand our opportunities.

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Dave Merrill: It’s so cool to see our aircraft fly in a new place and execute a new mission that we haven’t done before. Every time we do a flight, it’s exciting and we’re just getting started.

Set forth below is a transcript from a video, published by Andrew Clare, Chief Executive Officer of Elroy Air, on LinkedIn on September 2, 2026:

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Video Transcript

Andrew Clare: It’s been a historic week here in Houma, Louisiana. Elroy Air and our Chaparral unmanned system completed the very first set of flights that were autonomous and uncrewed under the EVITOL integration pilot program. I’d like to thank all of our partners at the White House, the Department of Transportation, the FAA, the Louisiana Department of Transportation and Development, Liftoff Louisiana, the Houma-Terrebonne Airport, and the Bristow Group for making this incredible week all come together.

Josh Saplanis: Here at Houma Terrebonne Airport, this week, we are officially launching Liftoff Louisiana, which is our EIPP project with the FAA. So the program is going to be a three year program where we’re testing all kinds of different aircraft systems. But for Elroy, we’re really excited to get into beyond visible line of sight operations in a very safe way and eventually out in supporting oil and gas infrastructure in the Gulf of America.

Joshua Alford: This is really just the beginning of what is going to come. It’s the largest heliport in the world. And what better testing ground to introduce advanced air mobility into the air space and write the playbook for the rest of the country to use.

Andrew Clare: This is Chaparral. It is our heavy payload cargo drone. We can carry up to 500 pounds of cargo in our pod. We can fly up to 450 miles, enabled by the really unique hybrid electric powertrain that simply takes gas and allows us to fly wherever we need to go. There is no pilot onboard this aircraft. It is uncrewed and it’s autonomous. It takes off vertically using our vertical propulsion system like a helicopter, and then flies like an airplane using our forward propulsion system and wing. It’s going to be used here in Houma, Louisiana, where we are today for moving critical cargo offshore and around the Gulf Coast.

Mark Rodrigo: This week we’ve been partnering with Bristow to showcase the modular capabilities of Chaparral. We can put different types of pods on the aircraft to meet different mission needs.

David Stepanek: So I fell in love with Chaparral pretty early. When I looked at this product, I was like, this is straightforward. It’s simple. It’s lift plus cruise. It solves problems. We need to move 200 to 300 pounds of product to support the activities on a general basis. Seeing, you know, advanced aircraft with our traditional aircraft, it really solidifies our thesis that we’re going to continue to operate both types of aircraft in collaboration with each other, because they will collaborate and they will expand our opportunities.

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Dave Merrill: It’s so cool to see our aircraft fly in a new place and execute a new mission that we haven’t done before. Every time we do a flight, it’s exciting and we’re just getting started.

Set forth below is a transcript from a video, published by Andrew Clare, Chief Executive Officer of Elroy Air, on X on September 2, 2026:

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Video Transcript

Andrew Clare: It’s been a historic week here in Houma, Louisiana. Elroy Air and our Chaparral unmanned system completed the very first set of flights that were autonomous and uncrewed under the EVITOL integration pilot program. I’d like to thank all of our partners at the White House, the Department of Transportation, the FAA, the Louisiana Department of Transportation and Development, Liftoff Louisiana, the Houma-Terrebonne Airport, and the Bristow Group for making this incredible week all come together.

Josh Saplanis: Here at Houma Terrebonne Airport, this week, we are officially launching Liftoff Louisiana, which is our EIPP project with the FAA. So the program is going to be a three year program where we’re testing all kinds of different aircraft systems. But for Elroy, we’re really excited to get into beyond visible line of sight operations in a very safe way and eventually out in supporting oil and gas infrastructure in the Gulf of America.

Joshua Alford: This is really just the beginning of what is going to come. It’s the largest heliport in the world. And what better testing ground to introduce advanced air mobility into the air space and write the playbook for the rest of the country to use.

Andrew Clare: This is Chaparral. It is our heavy payload cargo drone. We can carry up to 500 pounds of cargo in our pod. We can fly up to 450 miles, enabled by the really unique hybrid electric powertrain that simply takes gas and allows us to fly wherever we need to go. There is no pilot onboard this aircraft. It is uncrewed and it’s autonomous. It takes off vertically using our vertical propulsion system like a helicopter, and then flies like an airplane using our forward propulsion system and wing. It’s going to be used here in Houma, Louisiana, where we are today for moving critical cargo offshore and around the Gulf Coast.

Mark Rodrigo: This week we’ve been partnering with Bristow to showcase the modular capabilities of Chaparral. We can put different types of pods on the aircraft to meet different mission needs.

David Stepanek: So I fell in love with Chaparral pretty early. When I looked at this product, I was like, this is straightforward. It’s simple. It’s lift plus cruise. It solves problems. We need to move 200 to 300 pounds of product to support the activities on a general basis. Seeing, you know, advanced aircraft with our traditional aircraft, it really solidifies our thesis that we’re going to continue to operate both types of aircraft in collaboration with each other, because they will collaborate and they will expand our opportunities.

Dave Merrill: It’s so cool to see our aircraft fly in a new place and execute a new mission that we haven’t done before. Every time we do a flight, it’s exciting and we’re just getting started.

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About Elroy Air

Elroy Air is a U.S.-based technology developer of autonomous heavy-cargo drones for commercial, rapid response and defense logistics. Elroy Air’s Chaparral is an uncrewed, autonomous VTOL aircraft that carries 500+ pounds of cargo and requires no runways, airstrips, or other fixed infrastructure. Its hybrid-electric powertrain delivers the reliability of electric propulsion with extended range of up to 450 miles, and requires no charging infrastructure, further reducing the logistics footprint needed to sustain operations. The company recently announced that it has entered into a definitive business combination agreement with Inflection Point Acquisition Corp. VII (f/k/a Columbus Circle Capital Corp II) (Nasdaq: IPXG), a special purpose acquisition company led by the management team of Inflection Point Asset Management and Cohen & Company, Inc. (NYSE American: COHN), whereby Elroy Air will become a publicly traded company. With facilities in Byron, California, Elroy Air is backed by venture capital firms including DiamondStream Partners, Catapult Ventures, Marlinspike Partners, Snowpoint Ventures, and Shield Capital as well as strategic investment from Lockheed Martin Ventures.

For more information, visit elroyair.com.

Additional Information

The Business Combination will be submitted to shareholders of IPAC for their consideration. In connection with the Business Combination, IPAC has confidentially submitted a draft registration statement on Form S-4 to the SEC and, following SEC review, intends to file the registration statement (as amended and supplemented from time to time, the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to shareholders of IPAC in connection with its solicitation for proxies for the vote by its shareholders in connection with the Business Combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to securityholders of IPAC and equityholders of Elroy Air in connection with the completion of the Business Combination. After the Registration Statement is declared effective, IPAC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that IPAC will send to its shareholders in connection with the Business Combination.

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INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of IPAC as of a record date to be established for voting on the Business Combination. Shareholders of IPAC will also be able to obtain copies of the proxy statement/prospectus without charge, once available, by directing a request to: Columbus Circle Capital Corp. II, 3 Columbus Circle, 24th Floor, New York, NY 10019.

Participants in the Solicitation

IPAC and its directors, executive officers, and other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from IPAC’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in IPAC is contained in the sections entitled “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Item 10. Directors, Executive Officers and Corporate Governance” of IPAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 30, 2026, and which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Elroy Air, its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of IPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement when available.

Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 (“Securities Act”), as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination, the estimated or anticipated future results and benefits of the combined company (referred to herein as “New Elroy Air”) following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, Elroy Air’s demand backlog and potential revenue opportunities, future opportunities for New Elroy Air and other statements that are not historical facts.

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These statements are based on the current expectations of IPAC’s and/or Elroy Air’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. There can be no assurance that New Elroy Air will use the proceeds of the Business Combination and the associated PIPE investment as currently planned, and management will have broad discretion over the use of such proceeds. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of IPAC and Elroy Air. These statements are subject to a number of risks and uncertainties regarding Elroy Air’s business and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the number of redemption requests made by IPAC’s shareholders in connection with the Business Combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the risk that the approval of the shareholders of Elroy Air or IPAC for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the risks related to the rollout of Elroy Air’s business and the timing of expected business milestones; the fact that Elroy Air’s demand pipeline currently consists of non-binding letters of intent and memorandums of understanding and the risk that such letters of intent and memorandums of understanding may not convert to binding orders and there can be no assurance that any or all of such letters of intent and memorandums of understanding will result in future revenue and accordingly investors should not place undue reliance on such demand pipeline figures as an indicator of future revenue or business performance; risks related to obtaining and maintaining necessary regulatory approvals and certifications for the Federal Aviation Administration, Department of Defense, and other governmental authorities for drone operations; risks related to Elroy Air’s ability to scale commercial production of the Chaparral, including reliance on a third-party manufacturing partner, the sufficiency of PIPE proceeds to fund production, and the risk that stated performance specifications may not be achieved without additional development or certification; the effects of competition on Elroy Air’s business; the ability of New Elroy Air to execute its growth strategy, manage growth profitably and retain its key employees; the ability of New Elroy Air to obtain or maintain the listing of its securities on a U.S. national securities exchange following the Business Combination; costs related to the Business Combination; and other risks that will be detailed from time to time in filings with the SEC. The foregoing list of risk factors is not exhaustive. There may be additional risks that Elroy Air and IPAC presently do not know or that Elroy Air and IPAC currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Elroy Air’s and IPAC’s expectations, plans or forecasts of future events and views as of the date of this communication. Elroy Air and IPAC anticipate that subsequent events and developments will cause their assessments to change. However, while Elroy Air and/or IPAC may elect to update these forward-looking statements in the future, Elroy Air and IPAC specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Elroy Air’s or IPAC’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this communication.

Media Contacts

Chelsea Dietz
press@elroyair.com

Dan Moore / Ed Hammond / Kiki Torpey
Collected Strategies
elroy-cs@collectedstrategies.com

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Additional Information

The Business Combination will be submitted to shareholders of IPAC for their consideration. In connection with the Business Combination, IPAC has confidentially submitted a draft registration statement on Form S-4 to the SEC and, following SEC review, intends to file the registration statement (as amended and supplemented from time to time, the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to shareholders of IPAC in connection with its solicitation for proxies for the vote by its shareholders in connection with the Business Combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to securityholders of IPAC and equityholders of Elroy Air in connection with the completion of the Business Combination. After the Registration Statement is declared effective, IPAC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that IPAC will send to its shareholders in connection with the Business Combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of IPAC as of a record date to be established for voting on the Business Combination. Shareholders of IPAC will also be able to obtain copies of the proxy statement/prospectus without charge, once available, by directing a request to: Inflection Point Acquisition Corp. VII, 3 Columbus Circle, 24th Floor, New York, NY 10019.

Participants in the Solicitation

IPAC and its directors, executive officers, and other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from IPAC’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in IPAC is contained in the sections entitled “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Item 10. Directors, Executive Officers and Corporate Governance” of IPAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 30, 2026, and which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Elroy Air, its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of IPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement when available.

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Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination, the estimated or anticipated future results and benefits of the combined company (referred to herein as “New Elroy Air”) following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, Elroy Air’s demand backlog and potential revenue opportunities, future opportunities for New Elroy Air and other statements that are not historical facts.

These statements are based on the current expectations of IPAC’s and/or Elroy Air’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. There can be no assurance that New Elroy Air will use the proceeds of the Business Combination and the associated PIPE investment as currently planned, and management will have broad discretion over the use of such proceeds. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of IPAC and Elroy Air. These statements are subject to a number of risks and uncertainties regarding Elroy Air’s business and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the number of redemption requests made by IPAC’s shareholders in connection with the Business Combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the risk that the approval of the shareholders of Elroy Air or IPAC for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the risks related to the rollout of Elroy Air’s business and the timing of expected business milestones; the fact that Elroy Air’s demand pipeline currently consists of non-binding letters of intent and memorandums of understanding and the risk that such letters of intent and memorandums of understanding may not convert to binding orders and there can be no assurance that any or all of such letters of intent and memorandums of understanding will result in future revenue and accordingly investors should not place undue reliance on such demand pipeline figures as an indicator of future revenue or business performance; risks related to obtaining and maintaining necessary regulatory approvals and certifications for the FAA, Department of War, and other governmental authorities for drone operations; the effects of competition on Elroy Air’s business; the ability of New Elroy Air to execute its growth strategy, manage growth profitably and retain its key employees; the ability of New Elroy Air to obtain or maintain the listing of its securities on a U.S. national securities exchange following the Business Combination; costs related to the Business Combination; and other risks that will be detailed from time to time in filings with the SEC. The foregoing list of risk factors is not exhaustive. There may be additional risks that Elroy Air and IPAC presently do not know or that Elroy Air and IPAC currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Elroy Air’s and IPAC’s expectations, plans or forecasts of future events and views as of the date of this communication. Elroy Air and IPAC anticipate that subsequent events and developments will cause their assessments to change. However, while Elroy Air and/or IPAC may elect to update these forward-looking statements in the future, Elroy Air and IPAC specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Elroy Air’s or IPAC’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this communication.

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